Warren Resources, Inc.
489 Fifth Avenue
32nd Floor
New York, NY 10017

November 22, 2005

VIA FACSIMILE – (202) 772-9369

Jason Wynn, Esq.

Securities And Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549-0405

Re:                               Request for Acceleration

Warren Resources, Inc.,

Registration Statement on Form S-3

File No. 333-125835

Dear Mr. Wynn:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933 (the “Securities Act”), as amended, Warren Resources, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement may become effective at 9:30 a.m. Eastern Time on Wednesday, November 23, 2005, or as soon as practicable thereafter.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the registration of securities specified in the above-referenced Registration Statement.  Further, the Company acknowledges that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you or any member of the Staff has comments or questions regarding this request for acceleration, please contact Lloyd Spencer at (202) 457-5612, or Alan Talesnick at (303) 894-6378.

Very truly yours,

WARREN RESOURCES, INC.

By	/s/ David E. Fleming
David E. Fleming
Senior Vice President,
General Counsel & Secretary